Nuvera Fuel Cells, Inc.
                                   Acorn Park
                         Cambridge, Massachusetts 02140

                                                             September 21, 2001

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Abby L. Adams
           Division of Corporation Finance

Re: Nuvera Fuel Cells, Inc.
    Registration Statement on Form S-1 (Reg. No. 333-49500)

Ladies and Gentlemen:

     Pursuant to Rule 477 of the Securities Act of 1933, please accept this letter as a request for the Commission's consent to the withdrawal of the Registration Statement referred to above. The offering contemplated by this Registration Statement has been terminated due to unfavorable market conditions, as indicated by the market for initial public offerings and by the reductions in the stock prices of public companies in our industry over the past few months.

     Please be advised that Nuvera has not printed or circulated preliminary prospectuses, nor made any offers or sales under the Registration Statement or in connection with the offering contemplated by the Registration Statement.

     While we have no specific plans for a private offering, we may undertake a subsequent private offering in reliance on Securities Act Rule 155(c).

     Upon grant of the Commission's consent hereto, please return a dated copy of the order granting such withdrawal, which order shall state "Withdrawn upon the request of the registrant, the Commission consenting thereto," and which is to be included in the file for the Registration Statement.

     Otherwise, please direct all inquiries to Richard Truesdell, Jr. at (212) 450-4000.

                                  Respectfully,

                                  NUVERA FUEL CELLS, INC.


                                  by: /s/ Mark A. Brodsky
                                      Mark A. Brodsky
                                      Chief Executive Officer

cc: Richard D. Truesdell, Esq.